

October 29, 2010

Mr. Andrew Whipple, Chief Financial Officer
Zoltek Companies Inc.
3101 McKelvey Rd.
St. Louis, MO 63044

    Re: Zoltek Companies Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2009
             Filed November 30, 2009
             Form 10-K for the Fiscal Year Ended September 30, 2008
             Filed December 2, 2009
             File No. 0-20600

Dear Mr. Whipple:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief